

March 10, 2022

Lei Huang
Chief Executive Officer
Denali Capital Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

      Re: Denali Capital Acquisition Corp.
          Registration Statement on Form S-1
          Filed March 1, 2022
          File No. 333-263123

Dear Mr. Huang:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Joseph Ambrogi at 202-551-4821 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: David Ni, Esq.